SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 27, 2004	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release for the Second Quarter of 2004 Guidance

Exhibit 1.1

Contact:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. 886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. The Ruth Group David Pasquale +646-536-7006 dpasquale@theruthgroup.com

ChipMOS Issues Positive 2Q04 Guidance

HSINCHU, Taiwan, July 27, 2004 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) today announced positive guidance for the quarter ended June 30, 2004, as ChipMOS continues to benefit from increased demand for testing services for memory semiconductors, in particular DRAM and flash memory semiconductors, and testing and assembly services for liquid crystal display (LCD) and other flat-panel display (FPD) driver semiconductors.

ChipMOS currently expects that revenue for the quarter ended June 30, 2004 will be approximately U.S.$125 million, representing an increase of approximately 33% over the revenue of U.S.$93.6 million for the quarter ended March 31, 2004.

ChipMOS currently expects that its gross margin for the second quarter of 2004 will be approximately 26%, which reflects the consolidation of the results of CHANTEK ELECTRONIC Co. LTD. (Chantek) ChipMOS began to consolidate the results of Chantek on April 1, 2004.

Shih-Jye Cheng, Chairman and Chief Executive Officer of ChipMOS, commented, “Our business fundamentals and demand in the end markets our customers serve remains strong. We achieved record revenue and profitability in the second quarter. We expect these positive trends will continue into the third quarter of 2004 and lead to sequential growth in revenue and profitability. We are well aware of the current dynamics in the LCD market and have taken them into account in our guidance. “

ChipMOS will issue its results for the second quarter 2004 on Wednesday, August 18, 2004. Management will hold a conference call with investors and analysts at 7:00PM Taiwan time (7:00AM EDT). The dial-in number for the live audio call beginning at 7:00PM Taiwan time (7:00AM EDT) is (973) 582-2706. A live webcast of the conference call will be available at ChipMOS’ website at www.chipmos.com.tw. A replay of the call will be available from 10:00PM Taiwan Time (10:00AM EDT) on Wednesday, August 18 through Wednesday, August 25 by telephone at (973) 341-3080 and at ChipMOS’ website at http://www.chipmos.com.tw. The passcode for both the live call and the replay is 5000196.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.